May 31, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20659

           Re:  MercFuel, Inc. Amendment No. 2 to Form S-1 Filed August 31, 2001

Ladies and Gentlemen:

          In connection with the above-captioned offering, we are hereby applying for withdrawal of our registration statement, with respect to the common stock of MercFuel, Inc. The registrant is making this application for withdrawal on the basis of changing market conditions. In compliance with Rule 477, the registrant hereby states that no securities were sold in connection with the above-captioned offering. Thank you for your consideration of this request.

Very truly yours,

MERCFUEL, INC.

By:	/s/ Joseph A. Czyzyk

Joseph A. Czyzyk Chairman, and Chief Executive Officer